SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G
                         (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                         RULE 13d-2(b)

                       (Amendment No. 5)*


           South Carolina Community Bancshares, Inc..
                        (Name of Issuer)


             Common Stock, $.01 par value per share
                 (Title of Class of Securities)

                           83689-10-8

                         (CUSIP Number)

                       December 31, 1998
    (Date of Event Which Requires Filing of This Statement)

    Check the  appropriate  box to  designate  the rule  pursuant  to which this
Schedule is filed:

         [X]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        Page 1 of 5 Pages

CUSIP NO 83689 10 8                                   Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(ENTITIES ONLY)

          The Community Federal Savings and Loan Association
          Employee Stock Ownership Plan and Trust
          IRS ID No. 57-1016105


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                          (b) [ ]


3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois chartered stock savings institution's employee benefit plan organized in Illinois


NUMBER OF                   5  SOLE VOTING POWER
SHARES                         36,929
BENEFICIALLY                6  SHARED VOTING POWER
OWNED BY                       25,493
EACH                        7  SOLE DISPOSITIVE POWER
REPORTING                      62,422
PERSON WITH                 8  SHARED DISPOSITIVE POWER
                               0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          62,422


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES*

                                                                [ ]


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.8% of 578,716 shares of Common Stock outstanding as of December 31, 1998.


12 TYPE IN REPORTING PERSON*

          EP

CUSIP NO 83689 10 8                                   Page 3 of 5 Pages

Item 1(a).    Name of Issuer:

              South Carolina Community Bancshares, Inc.

Item 1(b)     Address of Issuer's Principal  Executive  Offices:

              110 South Congress Street
              Winnsboro, South Carolina 29180

Item 2(a).    Name of Person Filing:

              The Community Federal Savings and Loan Association Employee Stock Ownership Plan and Trust Trustee: Quay W. McMaster, Richard H. Burton and George W. Lauderdale Item

2(b).         Address of Principal Business Office:

              110 South Congress Street
              Winnsboro, South Carolina 29180

Item 2(c).    Citizenship or Place of Organization:

              South Carolina

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $.01 per share

Item 2(e).    CUSIP Number:

              83689 10 8

Item 3. If this Statement is Filed Pursuant To Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             (f) [X] This  person is an Employee  Benefit  Plan,  Pension  Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).

Item 4.       Ownership:

              As of December 31, 1998, the reporting person beneficially owned 62,422 shares of the Issuer. This number of shares represents 10.8% of the common stock, par value $.01 per shares, of the Issuer, based upon 578,716 shares of such common stock outstanding as of

CUSIP NO 83689 10 8                                   Page 4 of 5 Pages

              December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of 36,929 shares and shared power to vote or to direct the vote of 25,493 shares. The reporting person has sole power to dispose or to direct the disposition of 62,422 shares of common stock.

Item 5.       Ownership of Five Percent or Less of a Class:

              Not applicable

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person:

              Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

              Not applicable

Item 8.       Identification and Classification of Members of the Group:

              The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.       Notice of  Dissolution of Group:

              Not applicable

Item 10.      Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO 83689 10 8                                   Page 5 of 5 Pages

                            SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 3, 1999                COMMUNITY FEDERAL SAVINGS
                                      AND LOAN ASSOCIATION EMPLOYEE
                                      STOCK OWNERSHIP PLAN AND
                                      TRUST


                                      /s/ Quay W. McMaster
                                      ____________________
                                      Trustee